United States securities and exchange commission logo





                              June 9, 2023

       Alyssa J. Rapp
       Chief Executive Officer
       HWEL Holdings Corp.
       1001 Green Bay Rd, #227
       Winnetka, IL 60093

                                                        Re: HWEL Holdings Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 15, 2023
                                                            File No. 333-271952

       Dear Alyssa J. Rapp:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed May 15, 2023

       Cover Page

   1. Please disclose the value assigned to the Earnout Shares on a per share basis and disclose the total potential
total value of the Earnout Consideration. Please also indicate the total aggregate consideration
(Transaction Consideration plus the Earnout Consideration) to be paid to the Starton
Shareholders as consideration for the Business Combination.
   2. We note your disclosure contemplates issuing up to $20.0 million or more of incentive shares to potential
PIPE investors as part of the merger consideration. Please clarify if the parties currently
intend to enter into a private placement transaction in connection with the business combination
agreement. To the extent the parties do plan to enter into such a transaction, or already
have, please identify the PIPE investors and disclose the terms of the PIPE investment
where first discussed.
 Alyssa J. Rapp
FirstName  LastNameAlyssa J. Rapp
HWEL Holdings   Corp.
Comapany
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Market and Industry Data, page vii

3. Your statements that the accuracy and completeness of information from third party sources is not guaranteed and that HWEL and Starton have not independently verified any of the data from third-party sources may imply an inappropriate disclaimer of responsibility with respect to the third party information you have elected to include in your registration statement. Please either delete these disclaimers or specifically state that you are liable for such information.
Q: What equity stake will current HWEL Public Stockholders, the Insiders and the Starton stakeholders hold in..., page xii

4. Please add a table showing the ownership percentages of each group of security holders based on all shares that may be issued on a fully-diluted basis, including all possible sources of dilution such as the Private Warrants, the Public Warrants, the shares issuable as Earnout Shares, and any Equity Investment or convertible Debt Financing, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
5. It appears that deferred underwriting fees from Healthwell's initial public offering remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
6. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Q: What conditions must be satisfied to complete the Business Combination?, page xv

7. Please revise to identify the conditions that the parties may waive and still proceed with the business combination.
Q: May HWEL's initial stockholders, Starton or their respective affiliates purchase Public Shares or Warrants prior to the Special Meeting?, page xxi

8.       We note your disclosure that HWEL   s initial stockholders, Starton
and/or their respective
         affiliates, may purchase Public Shares and/or Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire
         HWEL Common Stock or vote their shares in favor of the Business Combination
         Proposal, or to withdraw any request for redemption. Please refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation, Question 166.01, and include a
         representation that any such securities purchased by HWEL   s initial
stockholders, Starton
         and/or their respective affiliates would not be voted in favor of approving the business combination transaction.
 Alyssa J. Rapp
FirstName  LastNameAlyssa J. Rapp
HWEL Holdings   Corp.
Comapany
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Summary of the Proxy Statement/Prospectus
Pubco, page 1

9. We note your disclosure that Pubco will apply for Nasdaq listing of the shares of Pubco
         Common Stock and Pubco Warrants, to be effective upon the Closing, that acceptance of such listing is a condition to the Closing, but that there is no assurance that Pubco will be able to satisfy the Nasdaq listing criteria. Please revise to disclose whether the terms of the Business Combination Agreement permit that the Nasdaq listing closing condition could be waived without recirculation or resolicitation. If so, please revise the risk factor on page 32 to reflect as such and describe the risks attendant to such a waiver and revise this section to indicate that shareholders may not have certainty at the time they vote or make their redemption decision as to whether the PubCo's securities will be listed on a national securities exchange following business combination.
Ancillary Agreements, page 4

10. We note your discussions of the Voting Agreements and the Sponsor Support Agreement.
         Please disclose the percentage of outstanding shares that have agreed to vote in favor of the business combination. Please also disclose if any consideration was received by the shareholders of Starton Therapeutics or the Sponsor in connection with agreeing to vote their shares in favor of the business combination.
11. We note that the Sponsor agreed to waive its anti-dilution rights that would otherwise allow it to maintain ownership of 20% of Pubco. Please describe any consideration provided in exchange for this agreement.
Organizational Structure, page 8

12. We note your Pubco Post-Business Combination organizational chart on page 9 shows an ownership interest by "Some Existing Canadian Starton Shareholders." Please indicate in your chart the percentage ownership to be held by these shareholders post-Business
         Combination. We also note your disclosure on the cover page that Starton will become a wholly-owned subsidiary of ExchangeCo and an indirect subsidiary of Pubco. If Starton will not be a wholly-owned indirect subsidiary of Pubco post-Business Combination, please revise your cover page and other disclosure as appropriate. Selected Unaudited Pro forma Condensed Combined Financial Information, page 19

13. We note that throughout your filing, you refer to scenario 1 as either no redemptions or minimum redemptions. Given that it appears this scenario does assume 8,2625,000 shares are redeemed it is unclear why you refer to this as a no redemption scenario throughout the filing. Please advise us or revise your filing accordingly.
14. We also note your disclosures that under both the minimum and maximum redemption scenarios, "the full amount held in the Trust Account is available for the Business
         Combination." However, in your pro forma disclosures on page 122, we note that under
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         the minimum redemption scenario, you have recorded an $87.9 million redemption adjustment and under the max redemption scenario you recorded and additional $214.9 million redemption adjustment. Please advise us or revise your filing accordingly.
Comparative Per Share Information, page 21

15. Please revise your filing to ensure that the information presented here is consistent with your disclosures elsewhere in the filing. For example, you are presenting pro forma net income of $201.4 million in this table, however in your pro forma financial information on page 124, you have presented a pro forma net loss of $201.4 million.
Risk Factors, page 23

16. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Survival of Representations, Warranties and Covenants, page 77

17. We note your disclosure the representations and warranties of the parties contained in the
         Business Combination Agreement do not survive the Closing and that there are no indemnification rights. Please include appropriate risk factor disclosure.
Background of the Business Combination, page 84

18.      We note your disclosure on page 86 that "Healthwell   s initial
proposal of a valuation of
         $375 million was based on a select discounted cashflow valuation methodology that was performed by a reputable third party." We also note your disclosure that on March 10,
         2023, Jefferies made a valuation recommendation to Healthwell's management. Provide the disclosure required by Item 4(b) of Form S-4 with respect to these reports, opinions or appraisals.
19. We note that Healthwell originally proposed a valuation of $375 million, with 11.1 million earn-out shares, for Starton Therapeutics in the March 6, 2023 non-binding letter of intent. We also note that the final total valuation attributed to Starton in the March 22,
         2023 amended letter of intent was $510 million ($260 million at the time of closing and up to an additional $250 million of earnout shares). Please discuss the specific factors that led to this change in the total valuation of consideration to be paid and discuss the reasons for the earnout consideration, how the portion of the total consideration was allocated between the upfront consideration and the earnout consideration, and how those changed during the course of the negotiations and why.
20. We note your disclosure that on March 12, 2023, Jefferies sent Healthwell a list of comparable public companies that they believed reflected the extrinsic enterprise value of
         Starton at the time. Please revise to disclose the criteria Jefferies used to select the comparable companies. Please also provide us with your analysis as to whether this
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         data and analyses constituted a report from an outside party that is materially related to the transaction and, if appropriate, provide the disclosure required by
Item 4(b) of Form S-4.
21. Please disclose the specific terms that prevented Starton from executing the amended
         March 17, 2023 letter of intent. Please also disclose any material differences between the terms included in the March 17, 2023 letter and the executed letter of intent including a discussion of any negotiations related to these terms.
22. We note your disclosure in this section regarding an investor presentation. Please disclose the purpose of this presentation and, if applicable, how the Healthwell board considered that presentation in its decision to approve the business combination.
23. We note that Jefferies was engaged to act as a capital markets advisor to Healthwell, but that Jefferies did not render a fairness opinion in connection with this transaction. Please revise here, or wherever appropriate, to provide a more comprehensive discussion of the role Jefferies played in this transaction and the level of any diligence and financial analyses conducted by Jefferies in their role as an advisor to Healthwell in connection with the transaction.
HWEL Board's Reasons for the Approval of the Business Combination, page 88

24. We note disclosure here stating that the board did not receive a third-party valuation for
         Starton. This statement does not appear to reconcile to your disclosure on page 86 wherein you state that Healthwell's initial proposal was based on valuation methodology conducted by a third-party and your further disclosure that Jefferies recommended a valuation and provided a list of comparable public companies that Jefferies believed reflected the extrinsic enterprise value of Starton. Please reconcile your disclosure and ensure that your disclosure addresses how the Healthwell board viewed the third-party valuations and the list of comparable public companies in approving the Business
         Combination Agreement.
25. We note that Healthwell's initial charter waived the corporate opportunities doctrine.
         Please discuss how the board considered this potential conflict of interest in determining whether to approve the business combination and recommend the transaction, and disclose whether this potential conflict of interest impacted your search for an acquisition target.
26. You disclose on page 86 that Jefferies delivered to Healthwell a list of companies comparable to Starton. To the extent this list factored into board's decision to approve the business combination, please include disclosure here describing the contents of this list.
HWEL Management Financial Analysis, page 91

27. We note the disclosure in paragraph (7) on page 92 that the management team felt comfortable that the proposed pro forma equity value for Starton of $374 million was in line with the valuations of comparable public companies. Please revise to clarify how the
         $374 million pro forma equity value for Starton was used in negotiating the transaction and implemented in the Business Combination Agreement. In this regard, we note your
 Alyssa J. Rapp
HWEL Holdings Corp.
June 9, 2023
Page 6
         disclosure that the aggregate merger consideration to be paid pursuant to the Business
         Combination Agreement to the Starton Securityholders will be an amount equal to
         $260.0 million, subject to adjustments. In addition, we note your disclosure in this paragraph that the proposed earnout of $250 million, if achieved, would bring the total equity value of Starton to $540 million. Please disclose how you have calculated a total equity value of $540 million.
Proposal 1: The Business Combination Proposal
Material U.S. Federal Income Tax Consequences of the Business Combination to
HWEL
Stockholders, page 94

28. We note your disclosure on page 96 that it is intended that the Business Combination qualifies as an exchange described in Section 351(a) of the Code. We also note from
         Section 1.9 of the Business Combination Agreement that the Business Combination is intended to qualify as a "reorganization" under Section 368(a)(1)(F) of the Code.
             Please revise your disclosure to provide counsel   s firm opinion
for each material tax
              consequence, including but not limited to whether the Business Combination will qualify as an exchange under Section 351(a) of the Code and whether the Business
              Combination will qualify as a reorganization under Section 368 of the Code, or to disclose why such opinions cannot be given. If the opinions are subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (e.g.,
              "should" or "more likely than not") and explains the facts or circumstances giving rise to the uncertainty. Please refer to Item 601(b)(8) of Regulation S-K and Section
              III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.
             To the extent the tax consequences of the Business Combination and transactions related thereto are uncertain, include appropriate risk factor disclosure, such as in your risk factor disclosure beginning on page 44.
             If you intend to file a short form tax opinion, please also clarify that the disclosure in this section is the opinion of tax counsel and identify such counsel.
Proposals 3-9: The Organizational Documents Proposals
Director Removal, page 108

29. We note your disclosure that the Proposed Charter does not include a classified Board.
         Please reconcile this with your other disclosure that you will have a classified board post-
         business combination.
Unaudited Pro Forma Condensed Combined Financial Information, page 121 FirstName LastNameAlyssa J. Rapp
30. Please explain to us why the Class A common stock subject to possible redemption is
Comapany    NameHWEL
       included           Holdings Corp.
                in total shareholders    equity. We note that in the historical
financial statements
June 9,of Healthwell
        2023 Page 6 Acquisition, these shares are not classified as permanent equity.
FirstName LastName
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FirstName  LastNameAlyssa J. Rapp
HWEL Holdings   Corp.
Comapany
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Note 2 - Pro Forma Adjustments to the Combined Balance Sheet as of December 31, 2022
Note 3 - Adjustments to the Unaudited Pro Forma Condensed Combined Statements of
Operations as of December 31, 2022, page 126

31. Refer to adjustments 2(i) and 3(b). Please revise to disclose your methodology and significant assumptions used in determining the $196 million fair value of the earnout shares to Starton founders. Also please tell us how you determined the accounting treatment for the earnout shares, citing any authoritative literature on which you relied.
Our Strategy, page 143

32. Please clarify here, and wherever else your commercialization strategy is discussed, that you will not be able to commercialize products in U.S. markets until you have received regulatory approval for your product candidates.
33. Please disclose here, if true, that you will not be able to begin marketing your STAR-LLD candidates, if approved, until the Revlimid IP protection expires in 2027 as you have done on page 147.
Plasma Concentration Curve, Oral vs. Continuous Delivery, page 145

34. Please provide narrative disclosure explaining what is depicted in this chart.
Star-LLD Preclinical Efficacy Study (H929 Myeloma Model), page 146

35. We note disclosure here related to your IND submission pursuant to the 505(b)(2)
         regulatory pathway. Please revise here, or wherever appropriate, to explain this regulatory approval process so that investors understand the steps necessary to receive FDA approval using this pathway. Your revised disclosure should also include a discussion of the specific, material studies and results you intend to rely on in pursuing this pathway, identify the parties that performed these studies and explain how the studies were performed.
STAR-OLZ Out-License in China, page 151

36. Please revise your discussion of this licensing agreement to disclose the royalty rate, or a royalty rate range not to exceed 10 percentage points, and any term and termination provisions. Please also file this agreement as an exhibit. Intellectual Property, page 153

37. Please revise here to disclose the expiration date of each patent described in this section.
Expedited Development and Review Programs, page 158

38. Please revise to explicitly state that being granted any of these expedited review designations does not convey any advantages in the regulatory approval process or
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         guarantee eventual approval by the FDA.
Executive Officers and Directors, page 167

39. Please describe the business experience of each officer or director during the past five years including their principal occupations and the name and principal business of any corporation where they were employed. Refer to Item 401 of Regulation S-K for guidance.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Starton
Results of Operations, page 172

40.      We note your discussion of your development pipeline beginning on page
143. Tell us
         whether you track your research and development costs by product area. If so, tell us your consideration given for disclosing a breakdown of this information in your filing to provide additional context to your research and development activities. If not, tell us your consideration for disclosing the fact that you do not track these costs by product area.
41. Please explain to us why the financial information for the years ended March 31, 2022 and
         2021 is labeled unaudited.
Management of Pubco Following the Business Combination, page 177

42. We note that George Horning and John MacCarthy appear to be director nominees of
         Pubco. Please file the written consent of each such person as an exhibit. Refer to
         Securities Act Rule 438.
Executive Compensation, page 180

43. Please update the information provide in this section for Starton's most recently completed fiscal year.
Beneficial Ownership of Securities, page 188

44. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Atalaya
         Capital Management LP, Corbin Capital Partners GP, LLC, Magnetar Financial
         LLC, Apollo Management Holdings GP, LLC, and Shaolin Capital Management LLC.
Where You Can Find More Information, page 217

45. We note your disclosure that "information contained in this document relating to HWEL has been supplied by HWEL, and all such information relating to Starton has been supplied by Starton" and that "[i]nformation provided by one another does not constitute any representation, estimate or projection of the other." Since these statements could be read as disclaimers of your responsibility for the disclosure in your filing provided by
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         Starton, please revise your disclosure to remove any implication that you disclaim responsibility for any of the disclosures contained in your registration statement.
Financial Statements, page F-1

46. Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X.
Signatures, page II-5

47. Please tell us if the registration statement has been signed by a majority of the board of directors of the registrant or include such signatures in your next amendment.
Exhibits

48.      Please file the Exchangeable Share Support Agreement as an exhibit.
General

49. We note that Jefferies LLC was the underwriter for the initial public offering of the
         SPAC, that they served as a financial advisor to Healthwell in connection with this transaction and that SPAC Advisory Partners served as a financial advisor to Starton
         Therapeutics. We also note press reports that certain underwriters and financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from these institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such institutions. In addition, identify any other financial advisors who served the parties in connection with the proposed transaction, and provide similar disclosure as applicable.
50. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
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HWEL Holdings Corp.
June 9, 2023
Page 10
51.   We note you intend to file the form of preliminary proxy card as Exhibit
99.1. Please note
      that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameAlyssa J. Rapp
                                                           Division of
Corporation Finance
Comapany NameHWEL Holdings Corp.
                                                           Office of Life
Sciences
June 9, 2023 Page 10
cc:       Lijia Sanchez, Esq.
FirstName LastName